UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Related-party transaction communication

  ULTRAPAR PARTICIPAÇÕES S.A.

  RELATED‑PARTY TRANSACTION COMMUNICATION

  São Paulo, March 30th,2026 – Ultrapar Participações S.A. (“Ultrapar”), in compliance with the provisions of article 33, item XXXII, of CVM Resolution No. 80/2022, hereby informs its shareholders and the market in general of the following related‑party transaction:

Parties	Braskem S.A., Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Ultrapar (jointly, “Debenture holders”), and Refinaria de Petróleo Riograndense S.A. (“RPR or the “Issuer”).
Relationship with the Issuer	RPR is jointly controlled by Braskem, Ultrapar and Petrobras, each holding 33.20% of RPR’s share capital, while minority shareholders hold the remaining 0.40% interest.
Transaction description

  Indenture of the 4th Issue of Unsecured, Convertible Debentures, in Two Series, for Private Placement, issued by Refinaria de Petróleo Riograndense S.A., in the total amount of R$451,300,173.78, of which R$450,000,000.00 corresponds to the first‑series debentures and R$1,300,173.78 corresponds to the second‑series debentures. The first‑series debentures were subscribed and fully paid by the Debenture holders in the same proportion as their respective ownership interests in RPR’s share capital.

Main terms and conditions

  Up to 15,324,854,157 debentures will be issued, each with a unit nominal value of R$0.029449 as of the issue date.

  The Debenture holders undertake to subscribe and fully pay, in proportion to their respective equity interests in RPR’s share capital, all debentures of the first series, while minority shareholders may subscribe and fully pay the debentures of the second series. Should minority shareholders fail to subscribe the second‑series debentures, such debentures shall be cancelled.

  RPR, in its capacity as Issuer, undertakes obligations related to the filing of corporate acts, maintenance of records, disclosures and adoption of the corporate measures required for the mandatory conversion of the debentures into shares by December 31, 2026. Conversely, the Indenture imposes on the Debenture holders, on an equal basis, obligations related to the subscription and payment of the first‑series debentures by March 25, 2026, participation in corporate acts and compliance with rules governing share transfers.

  All debentures may be converted into shares issued by RPR, at the ratio of one common share for each first‑series debenture and one preferred share for each second‑series debenture, pursuant to the terms and conditions set forth in the Indenture.

  Until maturity or conversion into shares, the debentures will bear interest at a rate equivalent to CDI + 5.5% per annum.

Transaction date	March 19, 2026
Participation of the counterparty, Its shareholders or management in the Issuer’s decision‑making or in the negotiation process for the Transaction

  Negotiations were conducted with the Issuer regarding the commercial terms of the debenture issuance Indenture, particularly with respect to the total amount to be paid in. Among the Debenture holders, discussions addressed their respective subscription and payment commitments and deadlines, as well as the remuneration rate of the debentures, with the objective of ensuring market‑compatible conditions, notwithstanding the private nature of the issuance.

Detailed justification as to why Management considers that the Transaction was carried out on an arm’s‑length basis or provides for adequate compensation	This is a private debenture issuance, at the cost of CDI + 5.5% per annum, until maturity or conversion of the debentures into shares. The negotiated rate reflects fair and market‑equivalent terms.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer
  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 30, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)